Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2505 Meadowvale Blvd.
Mississauga, ON, Canada L5N 5S2
tel: (905) 817-2004  fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

       Vasogen to Present at the A.G. Edwards' Emerging Growth Conference

Mississauga, Ontario (September 12, 2006) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease, today announced that its President and Chief Executive Officer, David Elsley, will present a Company overview at the A.G. Edwards' Emerging Growth Conference 2006 on Wednesday, September 20, at 10:30 a.m. ET at the New York Palace Hotel.

A live audio web cast and slide presentation of the event can be accessed through Vasogen's Web site at: www.vasogen.com. An archived replay will be available following the presentation.

About Vasogen:
Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The recently completed international 2,400-patient ACCLAIM trial assessed the impact of the Celacade technology on reducing the risk of mortality and morbidity in patients with advanced heart failure. Results for the ACCLAIM study were presented at the World Congress of Cardiology 2006, in Barcelona, Spain, and will be presented at the 10th Annual Scientific Meeting of the Heart Failure Society of America being held in Seattle, Washington on September 13, 2006. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory and neuro-vascular disorders. VP025, which is entering phase II clinical development, is the lead product candidate from this new class of drugs.

Certain statements contained in this press release and the upcoming conference web cast constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade, statements concerning our partnering activities and health regulatory discussions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. A number of assumptions were made by us in the preparation of these forward-looking statements, including assumptions about the nature of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of Celacade. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials, the regulatory approval process, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, including the convertible notes we issued in October 2005, risks associated with the outcome of our research and development programs, the adequacy, timing and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information Form and Form 40F for the year ended November 30, 2005, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.